

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

February 3, 2011

Mr. Robert McCann
Chief Executive Officer
Gulfstar Energy Corporation
3410 Embassy Drive,
West Palm Beach, FL 33401

      Re: Gulfstar Energy Corporation
            Form 8-K/A filed February 1, 2011
            File No. 333-151398

Dear Mr. McCann:

      We have completed our review of the Form 8-K/A that you filed on February 1, 2011 in response to our letter dated December 30, 2010 and have no further comments on this filing at this time.

                Sincerely,

                Karl Hiller
                Branch Chief